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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euronext Market Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Maiden Ln., 15th Floor
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Soloman Bertiger $ Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

250 Pehle Avenue, Suite 101 (Address) Saddle Brook (City) NJ (State) 07663 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euronext Market Services LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Estefani Bermeo
Notary Public - State of New York
Qualified in Queens County
Commission No. BE6181565
My Commission Expires 2/4/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURONEXT MARKET SERVICES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2019

EURONEXT MARKET SERVICES LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Euronext Market Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Euronext Market Services LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2018.

New York, New York
March 2, 2020

EURONEXT MARKET SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	764,877
Due from Parent – Deferred tax benefit		282,925
Accounts receivable		32,593
Unbilled receivables		34,055
Other assets		5,001
Total Assets	$	1,119,451

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Deferred revenue	$	24,445
Accounts payable and accrued expenses		4,127
Related party payables		23,900
Total Liabilities		52,472
MEMBER'S EQUITY		1,066,979
Total Liabilities and Member's Equity	$	1,119,451

The accompanying notes are an integral part of these financial statements

EURONEXT MARKET SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

Euronext Market Services LLC (the "Company") is a wholly-owned subsidiary of Euronext US, Inc. (the "Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in July 2017. On September 10, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). On June 14, 2019, the Company changed its name to Euronext Market Services LLC from Euronext Synapse LLC.

The Company was originally approved by FINRA to do business as an alternative trading system ("ATS") to trade U.S. corporate debt securities and U.S. Treasury securities, but the Company is not currently actively engaged as an ATS. In addition, the Company offers SEC Rule 28(e) soft dollar trade reconciliation services between other FINRA broker dealers and their asset manager clients. These services are limited to accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through trade reconciliation technology provided by an affiliate, Commcise Software Limited (the "Affiliate"). See Note 7 for related party transactions.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Revenue Recognition

The Company accounts for revenue under the provisions of ASU 2014-09, *Revenue from Contracts with Customers*, and all subsequent amendments to the ASU (collectively, "ASC 606"). Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are resolved monthly as services are performed under the terms of the contracts.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records an unbilled receivable when revenue is recognized prior to invoicing and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company records accounts receivables when services are billed to the customer.

The Company had receivables related to revenues from contracts with customers of $66,648 at December 31, 2019, consisting of $34,055 of unbilled receivables and $32,593 of accounts receivable. The Company expects to receive the entirety of these receivables to be collected in accordance with the invoice terms in 2020. The Company's deferred revenue relates to upfront fees that are being recorded as revenue ratably as services are provided under the terms of the contract.

Contract Costs

Incremental costs of obtaining a contract are capitalized if they are not expected to be recovered. Incremental contract costs that have an amortization period of one year or less are expensed as a practical expedient. There were no incremental contract costs during 2019. The Company does not incur any other contract costs with the exception of the services provided by the Affiliate. During the year ended December 31, 2019, the Company accrued estimated costs of $5,250 owed to the Affiliate.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes. The Company is included in a consolidated federal, NYS and NYC group return of its Parent.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset within the Parent's group return. Future realization of the deferred tax benefit depends on the existence of sufficient group taxable income within the carry-forward period. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

NOTE 3 - CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest averse to our interest.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed these limits. At December 31, 2019 the Company's cash balance account had approximately $515,000 in excess of the federally-insured limits. The Company has not incurred any losses in its account.

One customer accounted for 100% of the net customer receivable and 100% of the total revenue at December 31, 2019. The Company provides its support and operational services to its customers through an affiliate pursuant to the intercompany services agreement as discussed in Note 7.

NOTE 5- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $712,405, which exceeded its requirement of $5,000 by $707,405. The ratio of aggregate indebtedness to net capital was .07 to 1.

NOTE 6 - INCOME TAXES

As of December 31, 2019, the Company's total amount due from Parent related to the recorded deferred tax assets is $282,925 consisting of $236,979 from net operating losses and $125,690 from capitalized start-up costs, net of a valuation allowance of $79,744.

As of December 31, 2019, federal net operating losses that have been or will be utilized by the Parent to reduce taxable income in the Parent's group return amounted to $696,586. The Parent's group returns for 2017 through 2019 are subject to federal, state and local examination.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services.

Effective December 1, 2019, the Company entered into an intercompany services agreement with the Affiliate. Pursuant to the agreement, the Affiliate provides accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through the affiliate's trade reconciliation technology.

Related party transactions:

Parent - Euronext US Inc.
Affiliate – Commcise Software Limited

		2019
Receivable due from related party:		
- Parent (a)	$	282,925
Payable due to related parties:		
- Parent (b)	$	18,650
- Affiliate (c)		5,250
	$	23,900

a) Consists of the receivable of the tax assets from the immediate Parent.
b) Consists of the balance owed under the administrative services agreement.
c) Consists of an estimate for accrued expenses.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.